                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                                TBK Partners, LLC


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, LLC


                    Under the Securities Exchange Act of 1934

                           TRANSATLANTIC HOLDINGS INC.
                                (Name of Issuer)


                      Common Stock, Par Value $1 per Share
                         (Title of Class of Securities)

                                    893521104
                                 (CUSIP Number)

                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                December 11, 2000
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  893521104
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect to
                                   1,505,481 shares held in certain TBC accounts
                                   (as hereinafter defined). Additionally,
                                   certain of the Members of TBC may be deemed
                                   to have sole power to vote certain shares as
                                   more fully set forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the members
                                   of TBC may be deemed to have sole power to
                                   vote certain shares as more fully set forth
                                   herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                   1,563,445 shares held in accounts of TBC (as
                                   hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,563,445 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
         4.50%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.893521104
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, LLC (FKA TBK Partners, L.P.) ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       129,225 shares, except that the members
                                       of TBC, solely by reason of their being
                                       the manager of TBK, may be deemed to have
                                       shared power to vote these shares.
Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       129,225 shares, except that the members
                                       of TBC, solely by reason of their being
                                       the manager of TBK, may be deemed to have
                                       shared power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares
----------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          129,225 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        0.37%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         00

CUSIP No.893521104
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, LLC (FKA Vanderbilt Partners, L.P.) ("Vanderbilt")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       20,990 shares, except that the members of
                                       TBC, solely by reason of their being the
                                       manager of TBK, may be deemed to have
                                       shared power to vote these shares.
Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                  -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       20,990 shares, except that the members of
                                       TBC, solely by reason of of their being
                                       the manager of Vanderbilt, may be deemed
                                       to have shared power to vote these
                                       shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares

----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          20,990 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       0.06%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         00

PRELIMINARY NOTE

     The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company;(ii) TBK Partners, LLC ("TBK")(formerly known as TBK Partners, L.P.), a Delaware limited liability company; and (iii) Vanderbilt Partners, LLC ("Vanderbilt") (formerly known as Vanderbilt Partners, L.P.),a Delaware limited liability company. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated June 30, 1999 (the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 1 relates to the Common Stock, $1.00 par value (the "Common Stock"), of Transatlantic Holdings, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices located at 80 Pine Street, New York, New York 10005.

     This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has investment discretion and sole or shared voting power (the "TBC Accounts").

     This Amendment No. 1 is being filed because the filing persons' are no longer subject to the reporting requirements under Section 13(d)(3) of the Securities Exchange Act (the "Act"), as a result of the disposition of their respective shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,563,445 shares of Common Stock, which constitutes approximately 4.50% of the 34,760,952 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As of the date hereof, TBK beneficially owns directly 129,225 shares of Common Stock, which constitutes approximately 0.37% of the 34,760,952 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 20,990 shares of Common Stock, which constitutes approximately 0.06% of the 34,760,952 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,713,660 shares, which constitutes approximately 4.93% of the 34,760,952 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the Members of TBC which is the Manager of TBK and Vanderbilt, may be deemed to be the beneficial owner by reason of his being a Member of TBC, respectively, is 1,713,660 shares, which constitutes approximately 4.93% of the 34,760,952 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the Members of TBC is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular Member.

     Each of Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings, by reason of their or its position as a TBC Member, may be deemed to be the beneficial owner of 1,713,660 shares of Common Stock which constitutes approximately 4.93% of the 34,760,952 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the TBC Members is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular TBC Member.

     Each of the TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 1,563,445 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,505,481 shares of Common Stock held in certain TBC Accounts.

     Each of the TBC Members, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 1,505,481 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares.

     ( c) No transactions in Common Stock were effected by TBK or Vanderbilt during the 60-day period ended as of the date hereof. During the 60-day period ended as of the date hereof, transactions in Common Stock effected by TBC are set forth below:

REPORTING                   NO. OF SHARES     NO. OF SHARES     PRICE
PERSON          DATE        PURCHASED         SOLD     Other   PER SHARE

TBC Accounts    11/01/00                        800             $93.2813
                11/02/00                      1,202             $92.2030
                11/29/00                        181             $93.5625
                11/30/00                      1,800             $95.4583
                12/01/00                      1,980             $96.0350
                12/07/00                      1,192             $96.8750
                12/11/00                     15,000             $101


     (d) To the best knowledge of TBC, each of the person maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the TBC Members may be deemed to have such rights and powers solely by reason of being the Members of TBC, which is the Manager of TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the TBC Members may be deemed to have such rights and powers solely by reason of being the Members of TBC, which is the Manager of Vanderbilt.

     (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of the Common Stock on December 11, 2000.

                                   SIGNATURE

     Each of Tweedy, Browne Company LLC, TBK Partners, LLC, and Vanderbilt Partners, LLC after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


                                   TWEEDY, BROWNE COMPANY LLC

                                   By:  /s/ Christopher H. Browne
                                   --------------------------------
                                        Christopher H. Browne
                                        Member


                                   TBK PARTNERS, LLC
                                   By:  Tweedy, Browne Company LLC,
                                        Manager


                                   By:  /s/ Christopher H. Browne
                                   --------------------------------
                                        Christopher H. Browne
                                        Managing Member



                                   VANDERBILT PARTNERS LLC
                                   By:  Tweedy, Browne Company LLC,
                                        Manager

                                   By:  /s/ Christopher H. Browne
                                   --------------------------------
                                        Christopher H. Browne
                                        Managing Member







Dated: December 20, 2000